FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2004



                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                  GRANITE MORTGAGES 03-3 PLC


                                  By:      /s/  Clive Rakestrow
                                  Name:  L.D.C. Securitisation Director No. 1
                                  Limited by its authorized person Clive
                                  Rakestrow for and on its behalf
                                  Title:  Director
Date: October 19, 2004

                                  GRANITE FINANCE FUNDING LIMITED


                                  By:      /s/  Jonathan David Rigby
                                  Name:  Jonathan David Rigby
                                  Title:  Director
Date: October 19, 2004

                                  GRANITE FINANCE TRUSTEES LIMITED


                                  By:      /s/  Daniel Le Blancq
                                  Name:  Daniel Le Blancq
                                  Title:  Director
Date: October 19, 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-3 PLC
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc, Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited

Period 1 August 2004 - 31 August 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.

No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.

Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                                          280,946

Current Balance - Trust Mortgage Assets                                             (GBP)24,117,800,993

Current Balance - Trust Cash and other Assets                                        (GBP)1,304,789,748

Last Months Closing Trust Assets                                                    (GBP)18,405,966,225

Funding share                                                                       (GBP)17,743,317,674

Funding Share Percentage                                                                   69.79%

Seller Share*                                                                        (GBP)7,679,273,067

Seller Share Percentage                                                                    30.21%

Minimum Seller Share (Amount)*                                                       (GBP)1,347,052,217

Minimum Seller Share (% of Total)                                                          5.30%

Excess Spread last quarter annualised (% of Total)                                         0.23%
-------------------------------------------------------------------------------------------------------------------------------

* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non
Repossessed Mortgage Loans


                                       Number             Principal (GBP)         Arrears (GBP)         By Principal (%)
-------------------------------------------------------------------------------------------------------------------------------
< 1 Month                             277,075             23,803,615,079                0                    98.70%

> = 1 < 3 Months                       3,236                267,925,469             2,449,887                1.11%

> = 3 < 6 Months                        488                 35,023,330               885,757                 0.15%

> = 6 < 9 Months                        116                  8,610,485               350,657                 0.04%

> = 9 < 12 Months                        29                  2,469,496               147,076                 0.01%

> = 12 Months                            2                    157,134                11,203                  0.00%

Total                                 280,946             24,117,800,993            3,844,580               100.00%
-------------------------------------------------------------------------------------------------------------------------------

Properties in Possession
                                          Number                   Principal (GBP)               Arrears (GBP)
-------------------------------------------------------------------------------------------------------------------------------
Total (since inception)                     215                      12,298,193                     600,210
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Properties in Possession                                                                              73

Number Brought Forward                                                                                58

Repossessed (Current Month)                                                                           15

Sold (since inception)                                                                                142

Sold (current month)                                                                                  11

Sale Price / Last Loan Valuation                                                                     1.07

Average Time from Possession to Sale (days)                                                           137

Average Arrears at Sale                                                                           (GBP)2,472

Average Principal Loss (Since inception)*                                                          (GBP)153

Average Principal Loss (current month)**                                                            (GBP)0

MIG Claims Submitted                                                                                   9

MIG Claims Outstanding                                                                                 0

Average Time from Claim to Payment                                                                    62
-------------------------------------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

                                                        Number                             Principal (GBP)
-------------------------------------------------------------------------------------------------------------------------------
Substituted this period                                 68,189                           (GBP)6,924,550,609

Substituted to date (since 26 March 2001)               478,055                          (GBP)39,832,603,134
-------------------------------------------------------------------------------------------------------------------------------

CPR Analysis

                                                        Monthly                              Annualised
-------------------------------------------------------------------------------------------------------------------------------

Current Month CPR Rate                                   5.03%                                 46.16%

Previous Month CPR Rate                                  4.72%                                 44.04%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                                     23.2

Weighted Average Remaining Term (by value) Years                                                20.42

Average Loan Size                                                                            (GBP)85,845

Weighted Average LTV (by value)                                                                 75.39%

Weighted Average Indexed LTV (by value)                                                         62.12%

Non Verified (by value)                                                                         34.95%
-------------------------------------------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                         50.85%

Together (by balance)                                                                           24.64%

Capped (by balance)                                                                             0.97%

Variable (by balance)                                                                           19.83%

Tracker (by balance)                                                                            3.70%

Total                                                                                           100.0%
-------------------------------------------------------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------------------
                                 Number                % of Total             Value (GBP)            % of Total
East Anglia                       5,645                  2.01%                487,179,580               2.02%

East Midlands                    19,793                  7.05%               1,517,009,682              6.29%

Greater London                   33,878                  12.06%              4,797,030,618             19.89%

North                            32,884                  11.70%              1,869,129,577              7.75%

North West                       38,107                  13.56%              2,614,369,628             10.84%

Scotland                         30,922                  11.01%              1,958,365,441              8.12%

South East                       41,554                  14.79%              4,905,560,722             20.34%

South West                       17,979                  6.40%               1,722,010,991              7.14%

Wales                            11,695                  4.16%                788,652,092               3.27%

West Midlands                    18,469                  6.57%               1,480,832,981              6.14%

Yorkshire                        30,020                  10.69%              1,977,659,681              8.20%

Total                            280,946                  100%              24,117,800,993              100%
-------------------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

                                                        Number               Value (GBP)             % of Total
-------------------------------------------------------------------------------------------------------------------------------

0% < 25%                                                 9,101               359,355,235                1.49%

> = 25% < 50%                                           31,999              2,346,662,037               9.73%

> = 50% < 60%                                           21,121              1,895,659,158               7.86%

> = 60% < 65%                                           12,506              1,193,831,149               4.95%

> = 65% < 70%                                           14,706              1,435,009,159               5.95%

> = 70% < 75%                                           20,572              1,958,365,441               8.12%

> = 75% < 80%                                           21,755              2,394,897,639               9.93%

> = 80% < 85%                                           32,538              3,390,962,820              14.06%

> = 85% < 90%                                           40,554              3,431,963,081              14.23%

> = 90% < 95%                                           58,014              4,389,439,781              18.20%

> = 95% < 100%                                          17,877              1,309,596,594               5.43%

> = 100%                                                  203                 12,058,900                0.05%

Total                                                   280,946             24,117,800,993             100.0%
-------------------------------------------------------------------------------------------------------------------------------


Repayment Method                                        Number               Value (GBP)             % of Total
-------------------------------------------------------------------------------------------------------------------------------

Endowment                                               29,627              2,276,720,414               9.44%

Interest Only                                           37,010              5,202,209,674              21.57%

Pension Policy                                            683                 72,353,403                0.30%

Personal Equity Plan                                     1,273                96,471,204                0.40%

Repayment                                               212,353             16,470,046,298             68.29%

Total                                                   280,946             24,117,800,993             100.00%
-------------------------------------------------------------------------------------------------------------------------------


Employment Status

                                                        Number               Value (GBP)             % of Total
-------------------------------------------------------------------------------------------------------------------------------

Full Time                                               246,784             19,984,009,903             82.86%

Part Time                                                3,497               212,236,649                0.88%

Retired                                                   514                 16,882,461                0.07%

Self Employed                                           27,358              3,767,200,515              15.62%

Other                                                    2,793               137,471,466                0.57%

Total                                                   280,946             24,117,800,993             100.00%
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                             6.59%

Effective Date of Change                                                    1 July 2004
---------------------------------------------------------------------------------------------

Notes    Granite Mortgages 03-3 plc


                             Outstanding                Rating              Reference Rate             Margin
                                                   Moodys/S&P/Fitch
-------------------------------------------------------------------------------------------------------------------------------
Series 1

A1                          $148,697,568             Aaa/AAA/AAA                 1.71%                  0.08%

A2                          $750,000,000             Aaa/AAA/AAA                 1.75%                  0.12%

A3                          $500,000,000             Aaa/AAA/AAA                 1.83%                  0.20%

B                            $72,000,000              Aa3/AA/AA                  2.08%                  0.45%

M                            $27,000,000                A2/A/A                   2.33%                  0.70%

C                            $50,000,000             Baa2/BBB/BBB                3.08%                  1.45%

Series 2

A                         (euro)640,000,000          Aaa/AAA/AAA                 2.31%                  0.19%

B                         (euro)23,000,000            Aa3/AA/AA                  2.57%                  0.45%

M                          (euro)7,500,000              A2/A/A                   2.82%                  0.70%

C                         (euro)55,000,000           Baa2/BBB/BBB                3.57%                  1.45%

Series 3

A                         (GBP)340,000,000           Aaa/AAA/AAA                 5.02%                  0.19%

B                          (GBP)28,500,000            Aa3/AA/AA                  5.28%                  0.45%

M                          (GBP)11,500,000              A2/A/A                   5.53%                  0.70%

C                          (GBP)7,500,000            Baa2/BBB/BBB                6.28%                  1.45%
-------------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

                                                                                               % of Notes Outstanding
-------------------------------------------------------------------------------------------------------------------------------

Class B and M Notes ((GBP) Equivalent)                                   (GBP)122,676,688              6.62%

Class C Notes ((GBP) Equivalent)                                          (GBP)76,908,644              4.15%
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                 % of Funding Share
-------------------------------------------------------------------------------------------------------------------------------

Class B and M Notes ((GBP) Equivalent)                                   (GBP)122,676,688              0.69%

Class C Notes ((GBP) Equivalent)                                          (GBP)76,908,644              0.43%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement                           (GBP)33,400,000              0.19%

Balance Brought Forward                                                   (GBP)25,478,640              0.14%

Drawings this Period                                                          (GBP)0                   0.00%

Excess Spread this Period                                                 (GBP)2,535,824               0.01%

Funding Reserve Fund Top-up this Period*                                  (GBP)5,385,536               0.03%

Current Balance                                                           (GBP)33,400,000              0.19%
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                   (GBP)23,965,350              0.14%

Funding Reserve %                                                              1.0%                      NA
-------------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.